Exhibit 99.8
Consent of Independent Registered Public Accounting Firm

We hereby consent to incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2021 of West Fraser Timber Co. Ltd. of our report dated February 15, 2022, relating to the consolidated financial statements, which is filed as Exhibit 99.2 to this Annual Report on Form 40-F.

We also consent to the incorporation by reference in the Registration Statements on Form F-10 (No. 333-254828) and Forms S-8 (No. 333-252631 and 333-257254) of West Fraser Timber Co. Ltd. of our report dated February 15, 2022 referred to above. We also consent to the reference to us under the heading “Interests of Experts,” which appears in the Annual Information Form which is filed as Exhibit 99.1 to this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statements.

/s/PricewaterhouseCoopers LLP
Vancouver, British Columbia
Canada

February 15, 2022